2/22/96







                       PURCHASE AGREEMENT

                            BETWEEN

               INTERNATIONAL POWER SYSTEMS, INC.

                              and

                     BURR-BROWN CORPORATION

                          relating to

                 POWER CONVERTIBLES CORPORATION


                 Dated as of February 23, 1996

ARTICLE 1  DEFINITIONS. . . . . . . . . . . . . . . . . . . .1

ARTICLE 2  PURCHASE OF STOCK AND INTERCOMPANY
           INDEBTEDNESS . . . . . . . . . . . . . . . . . . .7
     2.1   Purchase of Stock and Intercompany Indebtedness . 7
     2.2   Purchase Price. . . . . . . . . . . . . . . . . . 7
     2.3   Purchase Price Adjustment . . . . . . . . . . . . 8
     2.4   Post-Closing Payment in Respect of Income Taxes . 9
     2.5   Elections Under Section 338 of the Code . . . . . 9

ARTICLE 3  CLOSING. . . . . . . . . . . . . . . . . . . . . .9
     3.1   The Closing . . . . . . . . . . . . . . . . . . . 9
     3.2   Obligations of Parent . . . . . . . . . . . . . . 9
     3.3   Obligations of Purchaser. . . . . . . . . . . . . 10

ARTICLE 4  CONDITIONS . . . . . . . . . . . . . . . . . . . .11
     4.1   Conditions to Obligation of Parent and
           Its Subsidiaries . . . . . . . . . . . . . . . .  11
     4.2   Conditions to Obligations of Purchaser. . . . . . 11

ARTICLE 5  REPRESENTATIONS AND WARRANTIES OF PARENT . . . . .13
     5.1   Organization and Qualification. . . . . . . . . . 13
     5.2   Authority . . . . . . . . . . . . . . . . . . . . 13
     5.3   Capitalization. . . . . . . . . . . . . . . . . . 15
     5.4   Financial Statements. . . . . . . . . . . . . . . 16
     5.5   Related Party Transactions. . . . . . . . . . . . 16
     5.6   Absence of Certain Changes or Events. . . . . . . 17
     5.7   Assets. . . . . . . . . . . . . . . . . . . . . . 17
     5.8   Intellectual Property . . . . . . . . . . . . . . 18
     5.9   Contracts and Commitments . . . . . . . . . . . . 18
     5.10  Litigation, Etc.. . . . . . . . . . . . . . . . . 19
     5.11  Compliance with Law . . . . . . . . . . . . . . . 19
     5.12  Income Taxes and Taxes. . . . . . . . . . . . . . 19
     5.13  Employee Benefit Plans. . . . . . . . . . . . . . 22
     5.14  Environmental Compliance. . . . . . . . . . . . . 24
     5.15  Finders . . . . . . . . . . . . . . . . . . . . . 24
     5.16  Disclosure. . . . . . . . . . . . . . . . . . . . 25

ARTICLE 6  REPRESENTATIONS AND WARRANTIES OF PURCHASER. . . .25
     6.1   Organization and Qualification. . . . . . . . . . 25
     6.2   Authority . . . . . . . . . . . . . . . . . . . . 25
     6.3   No Breach . . . . . . . . . . . . . . . . . . . . 25
     6.4   Finders . . . . . . . . . . . . . . . . . . . . . 26

ARTICLE 7  COVENANTS. . . . . . . . . . . . . . . . . . . . .26
     7.1   Notice of Breach of Representation. . . . . . . . 26
     7.2   Covenants of Parent . . . . . . . . . . . . . . . 26
     7.3   Obtaining Consents. . . . . . . . . . . . . . . . 28
     7.4   Publicity . . . . . . . . . . . . . . . . . . . . 28

     7.5   Records . . . . . . . . . . . . . . . . . . . . . 29
     7.6   HSR Act Filing. . . . . . . . . . . . . . . . . . 29
     7.7   Minority Offer. . . . . . . . . . . . . . . . . . 29
     7.8   Employee Matters. . . . . . . . . . . . . . . . . 30
     7.9   Documentation of Intercompany Indebtedness. . . . 30
     7.10  Further Assurances. . . . . . . . . . . . . . . . 30

ARTICLE 8  RESTRICTIVE COVENANTS. . . . . . . . . . . . . . .30
     8.1   Non-Competition . . . . . . . . . . . . . . . . . 30
     8.2   Non-Solicitation of Employees . . . . . . . . . . 31
     8.3   Non-Solicitation or Interference with
           Customers and Suppliers . . . . . . . . . . . . . 31
     8.4   Confidential Information. . . . . . . . . . . . . 31
     8.5   Acknowledgments . . . . . . . . . . . . . . . . . 31

ARTICLE 9  TERMINATION. . . . . . . . . . . . . . . . . . . .31
     9.1   Termination . . . . . . . . . . . . . . . . . . . 31
     9.2   Procedure . . . . . . . . . . . . . . . . . . . . 31
     9.3   Effect of Termination . . . . . . . . . . . . . . 32

ARTICLE 10 INDEMNIFICATION. . . . . . . . . . . . . . . . . .32
     10.1  Survival of Representations and Warranties. . . . 32
     10.2  Indemnification by Parent . . . . . . . . . . . . 32
     10.3  Indemnification by Purchaser. . . . . . . . . . . 33
     10.4  Terms and Conditions of Indemnification . . . . . 33

ARTICLE 11 MISCELLANEOUS. . . . . . . . . . . . . . . . . . .35
     11.1  Expenses. . . . . . . . . . . . . . . . . . . . . 35
     11.2  Entire Agreement. . . . . . . . . . . . . . . . . 35
     11.3  Notices . . . . . . . . . . . . . . . . . . . . . 35
     11.4  Waiver. . . . . . . . . . . . . . . . . . . . . . 36
     11.5  Binding Effect. . . . . . . . . . . . . . . . . . 36
     11.6  No Third-Party Beneficiaries. . . . . . . . . . . 36
     11.7  Severability. . . . . . . . . . . . . . . . . . . 37
     11.8  Headings. . . . . . . . . . . . . . . . . . . . . 37
     11.9  Counterparts. . . . . . . . . . . . . . . . . . . 37
     11.10 Governing Law . . . . . . . . . . . . . . . . . . 37

                       Purchase Agreement
                            between
               International Power Systems, Inc.
                              and
                     Burr-Brown Corporation


      PURCHASE AGREEMENT, dated as of February 23, 1996, between INTER-NATIONAL POWER SYSTEMS, INC., an Arizona corporation ("Purchaser"), and BURR-BROWN CORPORATION, a Delaware corporation ("Parent").

     WHEREAS, Purchaser desires to acquire all the shares of capital stock of Power Convertibles Corporation, an Arizona corporation (the "Corporation"), directly or indirectly owned by Parent, and all indebtedness (consisting of principal amounts, accrued but unpaid interest and any fees or other amounts necessary to repay such indebtedness in full) of the Corporation and its Sub-sidiaries (as such term is defined below) owed to Parent and its Subsidiaries ("Intercompany Indebtedness").

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 DEFINITIONS

     The following terms have the following meanings when used in this Agree-ment:

     "Affiliate" means, with regard to any Person, any other Persons con-trolling, controlled by or under common control with such Person.

     "Anti-Dilution Agreement" means the agreement between the Corporation (under the name Analog Microsystems, Inc.) and the Relevant Parent Subsidiary, dated December 7, 1988.

     "Authorizations" means all licenses, permits, approvals, authorizations, qualifications, or the like, issued or to be issued by any Governmental Authorities, relating to the Corporation, any of its Subsidiaries or their business.

     "Bank" means Norwest Bank Arizona, N.A., and affiliated companies.

     "Bank Debt" means amounts necessary to repay indebtedness owed by the Corporation to the Bank as of a specified date, including without limitation principal, accrued but unpaid interest and any applicable prepayment penalties, breakage fees, premiums or other fees that the Corporation would owe the Bank if the Bank Debt were repaid in full on such date, as more fully described on
Exhibit 1A hereto. As of December 31, 1995, the amount of the Bank Debt was Two Million Two Hundred Forty-Seven Thousand Three Hundred Forty-Four and 87/100 Dollars ($2,247,344.87).

     "Claimant" has the meaning given to it in Section 10.4(a).

     "Closing" means the closing and consummation of the transactions con-templated hereby.

     "Closing Date" has the meaning given to it in Section 3.1.

     "Closing Documents" has the meaning given to it in Section 5.2.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Confidential Information" means documents, data, reports, analyses, compilations, studies, interpretations, projections, forecasts, records, extracts, notes or other written information regarding Intellectual Property prepared by the Corporation excluding information which (i) becomes generally available to the public other than as a result of disclosures by Parent or of its offices or directors after the date hereof; or (ii) becomes available to any Person on a non-confidential basis from sources other than Parent or its subsidiaries, or which is required to be disclosed to comply with any Governmental Authority.

     "Corporation" has the meaning given to it in the recitals hereto.

     "Corporation Common Stock" means the Common Stock, 01/100 Dollar ($.01) par value, of the Corporation.

     "Corporation Preferred Stock" means, collectively, the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

     "directly or indirectly" means as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity.

     "DOL" means the United States Department of Labor.

     "Encumbrance" means any lien, charge, encumbrance, option, right of first refusal, security interest, easement, obligation or claim or other third party right of any kind.

     "Environment" means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, and biota.

    "Environmental Laws" means any Foreign, federal, state, local or municipal Laws relating to injury to, or the pollution or protection of, human health and safety or the Environment.

     "Environmental Liabilities" means any claims, judgments, damages (in-cluding punitive damages), losses, penalties, fines, liabilities, encumbrances, liens, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any party, entity or authority, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any real property presently or formerly owned or operated by the Corpora-tion or any of its Subsidiaries or (ii) the offsite transportation, treatment, storage or disposal of Hazardous Substances generated by the Corporation or any of its subsidiaries or (iii) the violation of any Environmental Laws or
(B) which arise under the Environmental Laws.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

     "ERISA Affiliate" has the meaning given to it in Section 5.13(a).

     "Escrow Agent" means First Interstate Bank of Arizona, N.A., or such other escrow agent mutually agreed upon by Purchaser and Parent, who shall serve as escrow agent under the Escrow Agreement.

     "Escrow Agreement" means the Escrow Agreement among Parent, Purchaser and the Escrow Agent in the form annexed hereto as Exhibit 1B.

     "Financial Information" means documents, data, reports, analyses, compilations, studies, interpretations, projections, forecasts, records, extracts, notes or other written information regarding the financial status or historical performance of the Corporation, except as required to comply with the requirements or requests of any Governmental Authority.

     "Financial Statements" means the audited consolidating and consolidated balance sheets and related consolidating and consolidated statements of cash flows of the Corporation and its Subsidiaries as at December 31, 1995, 1994 and 1993, and for the fiscal years then ended, together with the opinions of the auditors thereon.

     "Foreign" means any jurisdiction outside of the United States, including, without limitation, any federal, national, state, local or municipal juris-diction in Mexico or Ireland.

     "Foreign Subsidiary" means any Subsidiary which is organized under the laws of a Foreign jurisdiction.

     "Fully Diluted Basis" means on a fully diluted basis based on all cur-rently outstanding shares of Corporation Common Stock and upon the assumptions that

(i) all outstanding Stock that is directly or indirectly convertible into Corporation Common Stock has been so converted and such shares of Corporation Common Stock are outstanding, (ii) all Options are fully vested and have been exercised in full and all shares of Corporation Common Stock covered thereby are outstanding, and (iii) all Unauthorized Options are validly granted and fully vested and have been exercised in full, and all shares of Corporation Common Stock covered thereby are outstanding.

     "GAAP" means generally accepted accounting principles and practices in the United States on the date hereof.

     "Governmental Authority" means any nation or government, any state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "Hazardous Substances" means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, urea formaldehyde, asbestos or any materials containing asbestos, and any materials or substances regulated or defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "hazardous constituents," "toxic substances," "pollutants," "contaminants" or any similar denomination intended to classify substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. subsection 18a, and the regulations promulgated there-under.

     "Income Taxes" (or "Income Tax" where the context requires) means all taxes (other than "Taxes" as defined in this Agreement), governmental charges and assessments imposed by United States (i) federal; (ii) state; and (iii) local Governmental Authorities on the income of Parent, the Corporation or any Subsidiary of the Corporation, or otherwise payable by Parent, the Corporation or any Subsidiary of the Corporation to United States (a) federal; (b) state; and (c) local Governmental Authorities, with respect to the income of Parent, the Corporation or any Subsidiary of the Corporation, whether attributable to statutory provisions or applicable regulations and including interest charges, additions to tax and penalties with respect thereto.

     "Income Tax Return" means each and every report, return, declaration, information return, statement or other information required to be supplied to a taxing authority or other Governmental Authority in connection with the determination, assessment, collection or administration of any Income Tax or Income Taxes filed by or including Parent or the Corporation, including without limitation, any combined or consolidated return for any group of entities including the Corporation.

     "Indemnitor" has the meaning given to it in Section 10.4(a).

     "Intellectual Property" means all patents, trademarks, service marks, trade names and copyrights, and all pending applications therefor, and all trade secrets, computer programs and software, inventions and other pro-prietary processes and information of any kind, owned by the Corporation or any of its Subsidiaries or in which the Corporation or any of its Subsidiaries has a proprietary or ownership right or interest or otherwise relating to or used in the business of the Corporation or any of its Subsidiaries.

     "Intercompany Indebtedness" has the meaning given to it in the recitals hereto. As of December 31, 1995, the amount of the Intercompany Indebtedness was Two Million Six Hundred Seven Thousand Five Hundred Ninety-Eight and 06/100 Dollars ($2,607,598.06).

     "IRS" means the Internal Revenue Service.

     "Knowledge of Parent" or words of similar import means, with regard to any matter, the actual knowledge of the Responsible Parent Officers. Proof of actual knowledge must be based upon concrete facts. For purpose of the definition of "Knowledge of Parent" hereunder only, Parent shall be under no obligation whatsoever to make an independent investigation or inquiry of facts with respect to the Corporation.

     "Law" means any law (statutory or otherwise), rule, regulation, ordinance, code, decree, order or judgment (including without limitation the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) of any federal, state, local, municipal or Foreign Governmental Authority.

     "Losses" has the meaning given to it in Section 10.2(a).

     "Material Contract" means any agreement, contract, commitment or arrange-ment referred to in Section 5.9.

     "Options" means, with respect to the Corporation or any of its Sub-sidiaries, options, warrants, call rights and any other rights (contractual or otherwise) of any Person to purchase, acquire or subscribe for any shares of the capital stock of the Corporation or any of its Subsidiaries or any such rights; all agreements, contracts, commitments, arrangements or plans to issue or other rights calling for the issuance of, shares of capital stock of the Corporation or any of its Subsidiaries; all securities and other instru-ments convertible into, exercisable for or exchangeable for capital stock of the Corporation or any of its Subsidiaries; all "restricted stock" or similar stock of the Corporation or any of its Subsidiaries issued or granted to any Person and subject to divestiture; and all phantom stock, stock appreciation rights or similar obligations to pay any Person as if he held capital stock of the Corporation or any of its subsidiaries.

     "Parent" has the meaning given to it in the caption hereto.

     "Parent Claimant" has the meaning given to it in Section 10.3.

     "PBGC" means the Pension Benefit Guaranty Corporation.

     "Person" means an individual, corporation, partnership, limited liability company, joint venture, trust or other entity.

     "Plan" has the meaning given to it in Section 5.13(a).

     "Purchase Price" has the meaning given to it in Section 2.2.

     "Purchaser" has the meaning given to it in the caption hereto.

     "Purchaser Claimant" has the meaning given to it in Section 10.2(a).

     "Real Property" has the meaning given to it in Section 5.14(a).

     "Relevant Parent Subsidiary" means Burr-Brown International Holding Corporation, a Delaware corporation.

     "Responsible Parent Officers" means Syrus P. Madavi, John L. Carter and Thomas Mel Jordan.

     "Series A Preferred Stock" means the Series A Preferred Stock, One and 00/100 Dollar ($1.00) par value, of the Corporation.

     "Series B Preferred Stock" means the Series B Preferred Stock, One and 00/100 Dollar ($1.00) par value, of the Corporation.

     "Series C Preferred Stock" means the Series C Preferred Stock, Ten and 00/100 Dollars ($10.00) par value, of the Corporation.

     "Stock" means, collectively, the Corporation Common Stock and Corporation Preferred Stock owned beneficially and/or of record by Parent or the Relevant Parent Subsidiary.

     "Subsidiary" means any corporation, partnership, association, trust or other business entity, of which the entity in question owns directly or in-directly a majority (by number of votes) of the outstanding voting interests.

     "Tax Return" means each and every report, return, declaration, infor-mation return, statement or other information required to be supplied to a taxing authority or other Governmental Authority in connection with the determination, assessment, collection or administration of any Tax or Taxes or filed by or including Parent or the Corporation, including without limita-tion, any combined or consolidated return for any group of entities including the Corporation.

     "Taxes" (or "Tax" where the context requires) means all federal, state, county, provincial, local, Foreign and other taxes, duties, or similar charges (including, with-out limitation, income, profits, personal property, premium, estimated, excise, sales, use, environmental, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, gains, withholding, occupation, employment and payroll related and property taxes, import and export duties and other governmental charges and assessments) imposed by any taxing authority or other Governmental Authority on or payable by Parent or the Corporation (including without limitation with respect to or as a result of the transactions contemplated hereby) or with respect to business, opera-tions, products, assets or properties of Parent, the Corporation or any Subsidiary of the Corporation, whether attributable to statutory or non-statutory rules and whether or not measured in whole or in part by net income, and including interest, additions to tax and penalties with respect thereto, and including expenses associated with contesting any proposed adjustment related to any of the foregoing. Notwithstanding the foregoing, the term "Taxes" shall not include Income Taxes.

     "Unauthorized Options" means Options that the Corporation may have granted or issued or may be claimed to have granted or issued, but that were not authorized by formal action by the Corporation's Board of Directors and that accordingly may not be binding obligations of the Corporation.

ARTICLE 2 PURCHASE OF STOCK AND INTERCOMPANY INDEBTEDNESS

     2.1 Purchase of Stock and Intercompany Indebtedness. Upon the terms and subject to the conditions hereof, and upon the basis of the agreements, representations and warranties contained in this Agreement, at the Closing Parent shall, and shall cause the Relevant Parent Subsidiary to, sell, trans-fer, assign, convey, set over and deliver to Purchaser, and Purchaser shall purchase and acquire from Parent or such Subsidiary, all of the Stock owned by Parent or the Relevant Parent Subsidiary and all of the Intercompany Indebtedness, free and clear of any and all Encumbrances.

     2.2 Purchase Price. Purchaser shall pay an aggregate amount equal to Fourteen Million Nine Hundred Eighty-Five Thousand Three Hundred Eighty-Three and 03/100 Dollars ($14,985,383.03) at the Closing (the "Purchase Price"), subject to adjustment as provided below, consisting of the following:

          (a) Purchaser shall loan to the Corporation for immediate repayment of the Bank Debt (or, at Purchaser's option, Purchaser may advance the proceeds of the loan directly to the Bank for the account of the Corporation [in either case, such loan being included in the Purchase Price]) the amount of Two Million Two Hundred Forty-Seven Thousand Three Hundred Forty-Four and 87/100 Dollars ($2,247,344.87), subject to adjustment pursuant to Section 2.3.

          (b) Purchaser shall pay to Parent or Relevant Parent Subsidiary an amount equal to the sum of (i) Two Million Six Hundred Seven Thousand Five Hundred Ninety-Eight and 06/100 Dollars ($2,607,598.06) and (ii) the amount of interest that accrues on the Intercompany Indebtedness from

     January 1, 1996, but remains unpaid as of the close of business on the day prior to the Closing Date, to acquire the Intercompany Indebtedness from Parent and the Relevant Parent Subsidiary, subject to adjustment pursuant to Section 2.3.

          (c) Purchaser shall pay to Parent or Relevant Parent Subsidiary the amount of Four Hundred Seventy-Eight Thousand Five Hundred Fifty and 00/100 Dollars ($478,550.00) to acquire from Parent and the Relevant Parent Subsidiary all shares of Series A Preferred Stock owned by them;

          (d) Purchaser shall pay to Parent or Relevant Parent Subsidiary the amount of Six Hundred Fifty-Two Thousand One Hundred Fifty and 00/100 Dollars ($652,150.00) to acquire from Parent and the Relevant Parent Sub-sidiary all shares of Series C Preferred Stock owned by them; and

          (e) Purchaser shall pay to Parent or Relevant Parent Subsidiary the amount of Eight Million Nine Hundred Ninety-Nine Thousand Seven Hundred Forty and 10/100 Dollars ($8,999,740.10) to acquire all the shares of Corporation Common Stock owned beneficially and of record by Parent or the Relevant Corporation Subsidiary (representing at least seventy-nine per-cent (79%) of the Corporation Common Stock on a Fully Diluted Basis, although the parties believe that, based on the information set forth on the Schedules hereto, the Corporation Common Stock being sold hereunder represents eighty-four and 6/10 percent (84.6%) of the currently issued and outstanding Corporation Common Stock), and in respect of the assign-ment of the Anti-Dilution Agreement and the other agreements referred to in Section 3.2(f) hereof to Purchaser.

At the Closing, Parent or Relevant Parent Subsidiary shall deliver to the Escrow Agent an aggregate of One Million and 00/100 Dollars ($1,000,000.00) of the amount received by it under clause (e) above, to be held and dis-tributed in accordance with the terms of the Escrow Agreement.

     2.3  Purchase Price Adjustment.

          (a) The amount set forth in Section 2.2(a) is based upon the amount of Bank Debt outstanding on December 31, 1995. If the amount of Bank Debt on the Closing Date is greater or less than such amount, the increase or decrease shall result in a dollar for dollar increase or decrease of the Purchase Price and Purchaser shall pay such amount in full at the Closing. Notwithstanding the foregoing, the amount of the Bank Debt on the Closing Date shall not be more than Four Hundred Thousand and 00/100 Dollars ($400,000.00) greater than the amount referred to in Section 2.2(a) with-out the prior written approval of Purchaser.

          (b) The amount set forth in Section 2.2(b) is based upon the amount of Intercompany Indebtedness on December 31, 1995. If the amount of the Intercompany Indebtedness is greater or less than such amount by virtue of cash advances to or from the Corporation by Parent or the Relevant Corporation Subsidiary after December 31, 1995, which the parties agree shall not include amounts described in subsection 2.4 below, the increase or decrease shall result in a dollar for dollar increase or decrease of the Purchase Price and Purchaser shall pay such adjusted Intercompany Indebtedness amount in order to fully acquire all of the Intercompany Indebtedness at the Closing. Notwithstanding the foregoing, the amount of the Intercompany Indebtedness on the Closing Date shall not be more than One Hundred Thousand and 00/100 Dollars ($100,000.00) greater than the amount referred to in Section 2.2(b) without the prior written approval of Purchaser.

     2.4  Post-Closing Payment in Respect of Income Taxes.  Within forty-five
(45) days after the Closing Date, Purchaser shall pay to Parent an amount to reimburse Parent for Income Taxes attributable to the United States taxable income earned by the Corporation and its Subsidiaries for the period from January 1, 1996, through the close of business on the day prior to the Closing Date, as mutually determined by Parent and Purchaser within thirty
(30) days after the Closing. Such Income Tax amount shall be calculated by multiplying (i) such United States taxable income by (ii) an effective
Income Tax rate of thirty-nine and one-half percent (39.5%). Except for the payment provided in this Section 2.4 (and the payment to purchase the Inter-company Indebtedness under Section 2.2 hereof), neither Purchaser nor the Corporation shall have any liability for Income Taxes through the Closing Date, including, without limitation, any Income Taxes arising from the elections under Section 338 of the Code referred to in Section 2.5 or other-wise from the transactions contemplated by this Agreement, all of which shall be the responsibility of Parent.

     2.5 Elections Under Section 338 of the Code. At the Closing, Purchaser shall make an election under Section 338(a) of the Code with respect to the Corporation and Purchaser and Parent shall make a joint election under
Section 338(h)(10) of the Code (and under any relevant similar provisions of state or local law with respect to the Corporation). The parties shall not take any Tax or Income Tax position inconsistent with such elections.

ARTICLE 3 CLOSING

     3.1 The Closing. The Closing shall take place at 9:00 A.M. local time at the offices of Molloy, Jones & Donahue, P.C., 33 North Stone Avenue, Suite 2100, Tucson, Arizona, three (3) business days after all waiting periods under the HSR Act shall have expired or been terminated, but not earlier than March 4, 1996, or at such other time, date or place as the parties may mutually agree, subject to the conditions to Closing set forth herein. The date of the Closing is referred to herein as the "Closing Date".

     3.2 Obligations of Parent. At the Closing, Parent shall and shall cause the Relevant Parent Subsidiaries to deliver to Escrow Agent the amount referred to in the last sentence of Section 2.2 hereof, and to deliver to Purchaser the following, at the expense of Parent:

          (a) Certificates representing all of the shares of Stock, registered in the name of Parent or a Relevant Parent Subsidiary, duly endorsed for transfer to Purchaser or with stock powers duly executed in favor of Purchaser, with all applicable transfer tax stamps affixed.

          (b) Instruments representing all the Intercompany Indebtedness, registered in the name of or payable to the order of Parent or a Relevant Parent Subsidiary, duly endorsed for transfer to Purchaser or with note powers duly executed in favor of Purchaser with all applicable transfer tax stamps affixed.

          (c)  The certificates and other documents required by Section
     4.2 hereof.

          (d) Appropriate receipts consistent with the provisions of this Agreement.

          (e) A certificate executed by an officer of the Corporation as to a stockholders' resolution or other evidence satisfactory to Purchaser that Alfred Weber, Gordon Goodyear, Stephen Weglarz, Stephen Markert, Jr., and Lawrence McDonald have been validly elected by the requisite vote of stockholders of the corporation as the sole directors of the Corporation effective as of the Closing and that Parent shall have used its reasonable efforts to cause such persons to be elected as the sole directors of each of the Corporation's Subsidiaries effective as of the Closing or as soon thereafter as possible.

          (f) Assignment to Purchaser of the Anti-Dilution Agreement and any other agreements between Parent and the Corporation which Purchaser reasonably requests.

          (g) Evidence of the termination of all Tax sharing, Income Tax sharing or similar agreements among the Corporation or any of its Sub-sidiaries and Parent or any of its Subsidiaries.

          (h) All other documents, instruments and writings required to be delivered by Parent or the Relevant Parent Subsidiary at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

     3.3 Obligations of Purchaser. At the Closing, Purchaser shall deliver to Parent the following, at the expense of Purchaser:

          (a) That portion of the Purchase Price to be delivered pursuant to Section 2.2.

          (b)  The certificate and other documents required by Section
     4.1 hereof.

          (c) Appropriate receipts consistent with the provisions of this Agreement.

          (d) All other documents, instruments and writings required to be delivered by Purchaser at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

ARTICLE 4 CONDITIONS

     4.1 Conditions to Obligation of Parent and Its Subsidiaries. The obligations of Parent and its Subsidiaries to consummate the transactions contemplated hereby shall be subject to the fulfillment or the waiver by it of each of the following conditions:

          (a)  Parent shall have received each of the following documents:

               (i) the Escrow Agreement, duly executed and delivered by Purchaser and the Escrow Agent;

               (ii) forms of elections under Sections 338(a) and 338(h)(10) of the Code, duly executed and delivered by Purchaser in accordance with the provisions of this Agreement; and

               (iii) a certified copy of resolutions duly adopted by the Board of Directors of Purchaser with regard to this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby.

          (b) Each of the representations and warranties made by Purchaser in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as if made on the Closing Date, and Parent shall have received a certificate of an officer of Purchaser as to the fore-going.

          (c) Purchaser shall have performed all its obligations under this Agreement to be performed by it on or prior to the Closing Date.

          (d) All applicable waiting periods under the HSR Act shall have expired or been terminated.

     4.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the waiver by it of each of the following conditions:

          (a)  Purchaser shall have received each of the following documents:

               (i) the Escrow Agreement, duly executed and delivered by Parent and the Escrow Agent;

               (ii) a form of election under Section 338(h)(10) of the Code, duly executed and delivered by Parent in accordance with the terms of this Agreement;

               (iii) a certified copy of resolutions duly adopted by the Boards of Directors of Parent and the Relevant Parent Subsidiary with regard to this Agreement, the Escrow Agreement and the trans-actions contemplated hereby and thereby;

               (iv) a certificate, dated the Closing Date, of the Chief Financial Officer of Parent, as to (x) the then outstanding amount of the Intercompany Indebtedness and (y) the amount of the then accrued but unpaid dividends on the Corporation Preferred Stock;

               (v) a letter from Norwest Bank Arizona, and its applicable Affiliate, specifying the amount that would be required to repay in full the principal amount and accrued but unpaid interest on the Bank Debt outstanding as of the Closing Date, plus any applicable prepayment penalties, breakage fees, premiums or other fees that the Corporation would owe such lender if the Bank Debt were repaid in full as of the Closing Date. Such letter may be in the form of a letter dated within five (5) business days of the Closing Date setting forth the repayment amount as of such date, plus the amount per diem by which the repayment amount shall increase; and

               (vi) a certificate, dated as of the Closing Date, from either the Chief Financial Officer of the Corporation or the Chief Financial Officer of Parent, stating either (a) the unpaid balance of the Bank Debt, including interest and fees; or (b) that no further borrowings have been made on the Bank Debt since the date of the letter referred to in subsection 4.2(a)(v) above.

          (b) Each of the representations and warranties made by Parent in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as if made on the date thereof, and Purchaser shall have received a certificate of a Responsible Parent Officer as to the foregoing.

          (c) The Corporation and its Subsidiaries shall have conducted their business only in the ordinary and usual course consistent with past practice from December 31, 1995 to the Closing Date. No material adverse change shall have occurred in the business or assets of the Corporation or any of its Subsidiaries from December 31, 1995 to the Closing Date, and no other event, loss, damage, condition or state of facts of any character shall exist which materially and adversely affects or can reasonably be expected in the ordinary course or events materially and adversely to affect the business, financial condition, prospects, earnings, assets, properties, net worth or results of operations of the Corporation or any of its Subsidiaries.

          (d) Parent shall have performed all of its obligations under this Agreement to be performed by it on or prior to the Closing Date.

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent hereby represents and warrants as follows:

     5.1 Organization and Qualification; Subsidiaries. Each of Parent and the Relevant Parent Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. To the Knowledge of Parent:

          (a) each of the Corporation and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted;

          (b) the copies of the Certificate of Incorporation and By-Laws of the Corporation and each of its Subsidiaries heretofore delivered to Purchaser are complete and accurate copies of such instruments as presently in effect;

          (c)  the Corporation has no Subsidiaries other than as set forth on
     Schedule 5.1 hereto, and does not directly or indirectly own any interest in any other Person;

          (d) the Corporation is, directly or indirectly, the record and beneficial owner of the entire outstanding equity interest in each of its Subsidiaries;

          (e) no equity securities of any Subsidiaries are or may become required to be issued by reason of any presently outstanding Options;

          (f) all of the shares of capital stock owned by the Corporation in its Subsidiaries are validly issued, fully paid and nonassessable; and

          (g) the Corporation's investment in each of its Foreign Sub-sidiaries has been duly authorized by and registered with all necessary Governmental Authorities.

     5.2  Authority; No Breach.

          (a) Each of Parent and the Relevant Parent Subsidiary has all requisite power and authority to execute and deliver this Agreement and all documents, certificates, agreements, instruments and writings related hereto ("Closing Documents") and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Closing Documents have been duly authorized by all necessary corporate action on the part of Parent and the

     Relevant Parent Subsidiary. This Agreement does, and when executed by Parent and the Relevant Parent Subsidiary, the other Closing Documents will, constitute the legal, valid and binding obligations of each of Parent and, as applicable, the Relevant Parent Subsidiary, enforceable against Parent and, as applicable, the Relevant Parent Subsidiary, in accordance with their respective terms.

          (b) Except as set forth in Schedule 5.2 hereto, neither the execution and delivery of this Agreement or the other Closing Documents by Parent or the Relevant Parent Subsidiary nor the consummation of the transactions contemplated hereby or thereby will: (i) violate any provision of the Certificate of Incorporation or By-Laws (or other similar charter or governing documents) of Parent or any Relevant Parent Subsidiary; (ii) conflict with, result in a breach of or constitute a default (or an event which, with or without notice, lapse of time or both, would constitute a default) under any agreement or other instrument to which Parent or the Relevant Parent Subsidiary is a party or by which Parent or the Relevant Parent Subsidiary or any of their respective properties or assets are subject or bound; (iii) result in the creation of, or give any party the right to create, any Encumbrance upon assets or properties of Parent or the Relevant Parent Subsidiary; (iv) conflict with, violate, result in a breach of or constitute a default under any judgment, decree, order, or process of any court or Governmental Authority affecting Parent or the Relevant Parent Subsidiary; (v) con-flict with or violate any Law applicable to the business of Parent or the Relevant Parent Subsidiary; (vi) to the Knowledge of Parent, terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract or commitment to which Parent or the Relevant Parent Subsidiary is a party or by which it or any of its properties or assets is subject or bound; or (vii) require Parent or the Relevant Parent Subsidiary to obtain any authori-zation, consent, approval or waiver from, or to make any declaration, filing or registration with, any Governmental Authority or, to the Knowledge of Parent, any other Person other than such as have been obtained or made and other than filings under the HSR Act.

          (c)  To the Knowledge of Parent, except as set forth in Schedule
     5.2 hereto, neither the execution and delivery of this Agreement or the other Closing Documents by Parent or the Relevant Parent Subsidiary nor the consummation of the transactions contemplated hereby or thereby will: (i) conflict with, result in a breach of or constitute a default (or an event which, with or without notice, lapse of time or both, would constitute a default) under any agreement or other instrument to which the Corporation or any Subsidiary of the Corporation is a party or by which the Corporation or any Subsidiary of the Corporation or any of their respective properties or assets are subject or bound; (ii) result in the creation of, or give any party the right to create, any Encum-brance upon assets or properties of the Corporation or any Subsidiary of the Corporation; (iii) conflict with, violate, result in a breach of or constitute a default under any judgment, decree, order, or process of any court or Governmental Authority (other than those affecting Parent or the Relevant Parent Subsidiary, as referred to in Section 5.2(b)(iv) above); (iv) conflict with or violate any Law applicable to the business of the Corporation or any Subsidiary of the Corporation;
     (v) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Material Contract or any other contract or commitment to which the Corporation or any Subsidiary of the Corporation is a party or by which it or any of its properties or assets is subject or bound; or (vi) require the Corporation or any Subsidiary of the Corporation to obtain any authorization, consent, approval or waiver from, or to make any declaration, filing or registration with, any Governmental Authority or any other Person (including, without limitation, pursuant to any Material Contract) other than such as have been obtained or made.

     5.3  Capitalization; Intercompany Debt.

          (a) As of the date hereof, to the Knowledge of Parent, the author-ized capital stock of the Corporation consists of 10,300,000 shares, of which 10,000,000 are Corporation Common Stock, 100,000 are Series A Preferred Stock, 100,000 are Series B Preferred Stock and 100,000 are Series C Preferred Stock. The Relevant Parent Subsidiary owns, bene-ficially and of record, an aggregate 1,044,418 shares of Corporation Common Stock, 47,855 shares of Series A Preferred Stock, no shares of Series B Preferred Stock and 62,215 shares of Series C Preferred Stock. As of the date hereof, to the Knowledge of Parent: (i) a total of 1,234,463 shares of Corporation Common Stock are outstanding, and such shares are owned of record by the Persons set forth on Schedule 5.3(a)-1 hereto, and (ii) there are no shares of Corporation Preferred Stock out-standing other than those owned by Parent or the Relevant Parent Subsidiary. The shares of Stock owned by Parent or the Relevant Parent Subsidiary and, to the Knowledge of Parent, the other outstanding shares of Corporation Common Stock are duly authorized, validly issued, fully paid and nonassessable, and have not been issued and are not owned or held in violation of any preemptive right of stockholders provided by statute, set forth in the Corporation's Certificate of Incorporation or in any agreement to which Parent or, to the Knowledge of Parent, the Corporation or any Subsidiary of either of them is a party. To the Knowledge of Parent, no Person has any such preemptive rights. As of the date hereof, except as set forth on Schedule 5.3(a)-2 hereto, to the Knowledge of the Parent, no Options or Unauthorized Options of any kind are outstanding and no Person has any valid claims to hold such Options or Unauthorized Options. To the Knowledge of Parent, true, complete and correct copies of all documents evidencing Options and Unauthorized Options set forth on Schedule 5.3(a)-2 have been previously delivered to Purchaser. Neither Parent nor the Relevant Parent Sub-sidiary is, and to the Knowledge of Parent neither the Corporation nor any Subsidiary of the Corporation is, a party to any stockholders or voting trust agreements or any other agreements, arrangements or under-standings with regard to the capital stock of the Corporation, except as set forth on Schedule 5.3(a)-3. The

     Corporation Common Stock being sold hereunder represents at least seventy-nine percent (79%) of the Corporation Common Stock on a Fully Diluted Basis, although the parties believe that, based on the information set forth on the Schedules hereto, the Corporation Common Stock being sold hereunder represents eighty-four and 6/10 percent (84.6%) of the currently issued and outstanding Corporation Common Stock. A true, complete and correct copy of the Anti-Dilution Agree-ment (and all amendments thereto) has been delivered to Purchaser. No representation or warranty is made as to the effect any amendment or waiver of or under the Anti-Dilution Agreement agreed to by Purchaser or the Corporation after the Closing Date may have on the matters covered by this Agreement. The representations made in this Section as of the date hereof as to matters referred to on Schedules 5.3(a)-1 and 5.3(a)-2 shall be made as of the Closing Date with respect to up-dated versions of such Schedules delivered at the Closing otherwise consistent with the provisions of this Section.

          (b) The Intercompany Indebtedness constitutes all the indebtedness owing by the Corporation or any of its Subsidiaries to Parent or any of its Affiliates, is in full force and effect, constitutes the legal, valid and binding obligation of the Corporation and is enforceable against the Corporation in accordance with its terms. Except for indebtedness owed to vendors in the ordinary course for trade financing, neither the Corporation nor any of its Subsidiaries has any debt obligations for borrowed money other than the Bank Debt and Intercompany Indebtedness. Since December 31, 1995, no payments of any kind have been made with respect to the Bank Debt or Intercompany Indebtedness or to any Related Party, except as provided in Section 5.3(b). True, complete and correct copies of all documents evidencing Intercompany Indebtedness have been previously delivered to Purchaser, and are listed on Schedule 5.3(b).

     5.4 Financial Statements. Prior to the date hereof, Parent has delivered to Purchaser the Financial Statements described on Schedule 5.4.
To the Knowledge of Parent, the Financial Statements have been prepared from, and are in accordance with, the books and records of the Corporation and its Subsidiaries, are complete and correct and present fairly the financial position of the Corporation and its Subsidiaries as of the dates thereof and their results of operations and of cash flows for the periods then ended, in each case in accordance with GAAP applied on a basis consistent with the prior practice of the Corporation and its Subsidiaries.

     5.5 Related Party Transactions. Except as set forth in Schedule 5.5 hereto, there are no contracts, leases, loans, commitments, arrangements, other understandings or any other transactions requiring payment, whether written or oral, between Parent and any Affiliate of Parent, on the one hand, and the Corporation or any of its Subsidiaries, on the other hand. Except as set forth in Schedule 5.5 hereto, to the Knowledge of Parent, there are no contracts, leases, loans, commitments, arrangements, other understandings or any other transactions requiring payment, whether written or oral, between the Corporation or any of its Subsidiaries, on the one hand, and any stockholder, director or officer of the Corporation or any entity other than the Corporation controlled by any such person or in which any such person has more than a five percent (5%) ownership interest, on the other hand, other than routine, at-will employment arrangements in the ordinary course of business.

     5.6  Absence of Certain Changes or Events.  Except as set forth in
Schedule 5.6 hereto, to the Knowledge of Parent, since December 31, 1995, the business of the Corporation and its Subsidiaries has been conducted only in the ordinary and usual course consistent with past practice. Without limiting the generality of the foregoing, except as set forth in Schedule
5.6 hereto, to the Knowledge of Parent, since December 31, 1995, the Corporation and its Subsidiaries have not: (a) suffered any material adverse change in their condition (financial or otherwise), business, operations, assets, net worth or prospects; (b) sold or transferred any of their assets (other than inventory sold or used in the ordinary course); (c) suffered any damage, destruction or loss (whether or not covered by insurance); (d)
(i) granted any increase in the rate or terms of compensation payable or to become payable to their directors, officers or employees, or (ii) granted any increase in the rate or terms of any bonus, insurance, pension or other employee benefit plan payment or arrangement made by any of them; (e) made any change in their accounting methods, principles or practices; (f) borrowed or agreed to borrow any funds or incurred, assumed or become subject to, whether directly or by way of guarantee or otherwise, any liabilities or obligations except in the ordinary course of business as permitted by this Agreement; (g) permitted or allowed any of their property or assets to be subjected to any Encumbrance, except for liens for current taxes not yet due; (h) made any capital expenditures or commitments in excess of Twenty-Five Thousand and 00/100 Dollars ($25,000.00) in the aggregate for repairs or additions to property, plant, equipment or tangible capital assets; or (i) agreed, whether in writing or otherwise, to take any action described in this
Section 5.6.

     5.7  Assets.

          (a) To the Knowledge of Parent, the Corporation and its Sub-sidiaries have good and freely transferable title to all of the material assets set forth on the Interim Balance Sheet (other than items of inventory disposed of in the ordinary course of business), free and clear of all Encumbrances, except as described on Schedule 5.7 hereto.
     To the Knowledge of Parent, such assets constitute, in the aggregate, all assets necessary for the Corporation and its Subsidiaries to operate their business in the ordinary course in all material respects. None of the assets used by the Corporation or its Subsidiaries in the conduct of their business as presently conducted is owned or leased by Parent or the Relevant Parent Subsidiary, except as set forth on Schedule 5.7 hereto.

          (b) To the Knowledge of Parent, (i) the Corporation and its Sub-sidiaries do not own any real property in fee simple and (ii) Schedule
     5.7 hereto contains a list and brief description of all real property leased by the Corporation and its Subsidiaries and the improvements (including buildings and other structures) located on such real property. To the Knowledge of Parent,

     (A) all leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, and (B) the Corporation is not in default and with giving of notice or lapse of time or both will not be in default under any such lease. To the Knowledge of Parent, all work required to be done by the Corporation or any Subsidiary of the Corporation as a tenant has been duly performed and paid for.

     5.8 Intellectual Property. To the Knowledge of Parent, Schedule 5.8 hereto lists (a) all patents and pending patent applications, and registered and unregistered trademarks, service marks, trade names, and copyrights of the Corporation and its Subsidiaries; and (b) all licenses of Intellectual Property to or from the Corporation or any of its Subsidiaries and contracts or agreements containing such licenses. To the Knowledge of Parent, each of the Corporation and its Subsidiaries owns, is licensed, or has the right to use all Intellectual Property as is sufficient to conduct, as presently conducted, its business and pays no royalty with respect thereto except as set forth in Schedule 5.8 hereto. The Corporation and its Subsidiaries do not make use of any Intellectual Property owned by Parent or licensed by a third party to Parent other than as set forth in Schedule 5.8 hereto. To the Knowledge of Parent, no claims have been asserted either orally or in writing by any person pertaining to any Intellectual Property used by the Corporation or any Subsidiary of the Corporation, or challenging or questioning the validity or effectiveness of any license or agreement referred to in Schedule 5.8 hereto, or alleging any infringement or misuse of any Intellectual Property by the Corporation or any of its Subsidiaries; and to the Knowledge of Parent, there is no valid basis for any such claim.

     5.9  Contracts and Commitments.

          (a) Except as set forth in Schedule 5.9 hereto, to the Knowledge of Parent, neither the Corporation nor any Subsidiary of the Corporation has any agreements, contracts, arrangements or commitments, written or oral, which (i) either individually or in conjunction with other agree-ments, contracts, arrangements or commitments with the same party and in connection with the same matter involve or relate to the payment or receipt by the Corporation or any Subsidiary of the Corporation of an aggregate of Ten Thousand and 00/100 Dollars ($10,000.00) or more over the term of the contract or will not be totally performed by all parties thereto within ninety (90) days from the date hereof; (ii) provide for the payment of any bonus or commission based on sales or earnings, or are with Parent or any officer, director, consultant, agent or Affiliate of Parent or the Corporation or any Subsidiary of the Corporation, or relate to employment (other than employment arrangements terminable at will, without liability on the part of the Corporation or any Sub-sidiary); (iii) relate to non-competition (and the Corporation and its Subsidiaries are not otherwise restricted by any agreement or other commitment from carrying on its business as currently conducted or selling goods of any sort anywhere in the world); or (iv) constitute powers of attorney or obligations or liabilities as guarantor, surety, or indemnitor in respect of the obligation of any other Person.

          (b) Except as set forth in Schedule 5.9 hereto, to the Knowledge of Parent, neither the Corporation nor any Subsidiary of the Corporation is in breach or default under any Material Contract, there exists no event or condition which (whether with or without notice, lapse of time or both) would constitute a default thereunder, and all Material Contracts are valid and in full force and effect and will not cease to be valid and in full force and effect after the Closing. To the Knowledge of Parent, accurate and complete copies of all Material Contracts, including all amendments thereto, and accurate and complete summaries of all oral Material Contracts have previously been heretofore delivered to Purchaser.

     5.10 Litigation, Etc. To the Knowledge of Parent, except as set forth in Schedule 5.10 hereto, there has not been in the three (3) years prior to the date hereof, nor is there currently, any claim, action, suit, inquiry, proceeding or investigation of any kind or nature whatsoever, by or before any domestic or Foreign court or governmental or other regulatory or administrative agency or commission or tribunal pending or threatened against or involving the Corporation or any Subsidiary of the Corporation or any of their respective businesses or properties, or which questions or challenges the validity of this Agreement or any action taken or to be taken by Parent pursuant to this Agreement or in connection with the transactions contemplated hereby. To the Knowledge of Parent, there is no valid basis for any such claim, action, suit, inquiry, proceeding or investigation. To the Knowledge of Parent, neither the Corporation nor any Subsidiary of the Corporation is subject to any judgment, order, decree or legal requirement (other than legal requirements applicable generally to the industry in which the Corporation and its Subsidiaries conducts business) which may have a material adverse effect on its business practices or on its ability to acquire any property or conduct its business.

     5.11 Compliance with Law. To the Knowledge of Parent, except as listed or described in Schedule 5.11 hereto, to the knowledge of Parent, the Corporation is conducting its business, and all of its facilities are, in compliance and capable of continued compliance with all applicable Laws and Authorizations.

     5.12 Income Taxes and Taxes.

          (a) The Corporation, each Subsidiary of the Corporation or Parent on behalf of the Corporation and its Subsidiaries, has duly, timely and properly filed or will file within the time prescribed by law, all U.S. federal, U.S. state and U.S. local Income Tax Returns required to be filed by it with respect to the Income Tax of the Corporation and its Subsidiaries with the appropriate governmental agencies in all jurisdictions in which such Income Tax Returns are required by law to be filed and such Income Tax Returns were, or when filed will be, complete and accurate. The Corporation, a Subsidiary of the Corporation or Parent on behalf of the Corporation and its Subsidiaries has paid in full to all U.S. federal, U.S. state and U.S. local taxing authorities (or made adequate provision in the Financial Statements with respect to Income Tax Returns not yet due for the payment of) all Income

     Taxes due or claimed to be due on or in respect to all such Income Tax Returns. Except as set forth on Schedule 5.12 hereto, none of Parent, the Corporation or any Subsidiary of the Corporation is the subject of any pending or, to its Knowledge, threatened Income Tax examination nor is it a party to any proceeding or inquiry by any Governmental Authority for the assessment or the proposed assessment or for the collection of Income Taxes, or interest or penalties with respect thereto, nor has any claim for the assessment or proposed assessment or for the collection of Income Taxes, or interest or penalties with respect thereto, been asserted against Parent, the Corporation or any Subsidiary of the Corporation. There are no liens for Income Taxes that are due and unpaid on any of the properties or assets of the Corporation or any Subsidiary of the Corporation. Except to the extent set forth on
     Schedule 5.12 hereto, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any assess-ment or audit of any Income Tax or Income Tax Return of the Corporation or any Subsidiary of the Corporation or of any combined or consolidated return for any group of entities including the Corporation or any Sub-sidiary of the Corporation, with respect to the sales, income, business or operations of the Corporation or any Subsidiary of the Corporation for any period.

          (b) To the Knowledge of Parent, the Corporation, each Subsidiary of the Corporation or Parent on behalf of the Corporation and its Sub-sidiaries, has duly, timely and properly filed or will file within the time prescribed by law, all federal, state, Foreign, local and other
     Tax Returns required to be filed by it with respect to the income, business, sales, properties or operations of the Corporation and its Subsidiaries with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required by law to be filed and such Tax Returns were, or when filed will be, complete and accurate. To the Knowledge of Parent, the Corporation, a Subsidiary of the Corporation or Parent on behalf of the Corporation and its Subsidiaries has paid in full to all federal, state, local or Foreign taxing authorities (or made adequate provision in the Financial Statements with respect to Tax Returns not yet due for the payment of) all Taxes due or claimed to be due on or in respect to all such Tax Returns. To the Knowledge of Parent, except as set forth on Schedule 5.12 hereto, none of Parent, the Corporation or any Subsidiary of the Corporation is the subject of any pending or, to its Knowledge, threatened Tax examination nor is it a party to any proceeding or inquiry by any Governmental Authority for the assessment or the proposed assessment or for the collection of Taxes, or interest or penalties with respect thereto, nor has any claim for the assessment or proposed assessment or for the collection of Taxes, or interest or penalties with respect thereto, been asserted against Parent, the Corporation or any Subsidiary of the Corporation. To the Knowledge of Parent, there are no liens for Taxes that are due and unpaid on any of the properties or assets of the Corporation or any Subsidiary of the Corporation. To the Knowledge of Parent, except to the extent set forth on Schedule 5.12 hereto, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any assessment or audit of any Tax or Tax Return of the

     Corporation or any Subsidiary of the Corporation or of any combined or consolidated return for any group of entities including the Corporation or any Subsidiary of the Corporation, with respect to the sales, income, business or operations of the Corporation or any Subsidiary of the Corporation for any period. To the Knowledge of Parent, all amounts required to be withheld by the Corporation, any Subsidiary of the Corporation, or by Parent in connection with the business or operations of the Corporation, from customers with respect to the sale of goods, or from or on behalf of employees for income, social security and unemploy-ment insurance taxes and other employment taxes or obligations of any kind whatsoever, have been collected or withheld and either paid to the appropriate governmental agency or set aside and, to the extent required by law, held in accounts for such purpose.

          (c) (i) To the Knowledge of Parent, neither the Corporation nor any Subsidiary of the Corporation is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code. None of the Corporation or any Subsidiary of the Corporation is required to include in income any amount in respect of any deferred gain or loss arising from deferred intercompany transactions (as described in Treasury Regulation Section 1.1502-13), or with respect to the stock or obligations of any other corporation (as described in Treasury Regulation Section 1.1502-14). To the Knowledge of Parent, except with respect to sums included in the Intercompany Indebtedness or which are payable pursuant to this Agreement, none of the Corporation or any Subsidiary of the Corporation has any liability or obligation to make any payment to any taxing authority or to Parent or its Affiliates on account of Income Taxes for any period ending on or prior to the Closing Date, due to several liability imposed under Treasury Regulation
          Section 1.1502-6 or any similar provision of state or local laws or the provision of any Tax or Income Tax sharing agreements involving Parent or any Subsidiary of Parent, except to the extent described on Schedule 5.12 hereto. None of the Corporation or any Subsidiary of the Corporation is a party to any Tax or Income Tax sharing agreements involving Parent or any Subsidiary of Parent, except to the extent described on Schedule 5.12 hereto. All Tax or Income Tax sharing agreements (exclusive of the provisions of this Agreement regarding Income Taxes) involving Parent or any Sub-sidiary of Parent shall terminate at the Closing and shall there-after be of no further force or effect. None of Parent, the Corpor-ation or any Subsidiary of the Corporation, with respect to the in-come, business or operations of the Corporation, has made any Income Tax elections pursuant to Treasury Regulation Section 1.1502-20.

               (ii) Notwithstanding anything contained in Section 5.12(c)(i) above, the stock rights, option rights and other payment rights (if any)
          of the individuals pursuant to the instruments set forth on Schedule 5.12(c) hereof by themselves do not create any "excess parachute payments" within the meaning of Section 280G of the Code.

     5.13 Employee Benefit Plans.

     To the Knowledge of Parent:

          (a) Schedule 5.13 contains a true and complete list of all "employee benefit plans," within the meaning of Section 3(3) of ERISA, and any other bonus, profit sharing, compensation, pension, severance, deferred compensation, fringe benefit, insurance, welfare, medical, post-retirement health or welfare benefit, health, life, stock option, stock purchase, service award, relocation, disability, accident, sick pay, vacation, termination, individual employment, executive compen-sation, incentive, bonus, commission, payroll practices, retention or other plan, agreement, policy, trust fund or arrangement, (whether written or oral) maintained, sponsored or contributed to by the Corporation or any of its Subsidiaries or any entity that would be deemed a "single employer" with the Corporation or any of its Sub-sidiaries under Section 414(b), (c), (m) or (o) of the Code or
     Section 4001 of ERISA (an "ERISA Affiliate") on behalf of any employee of the Corporation or any of its Subsidiaries (whether current, former or retired) or their beneficiaries or with respect to which the Corporation, any of its Subsidiaries or any ERISA Affiliate has or has had any obligation on behalf of any such employee or beneficiary (each, a "Plan"). With respect to each Plan, true and complete copies of (i) the documents embodying and relating to each Plan, including, without limitation, the Plan document(s), all amendments, investment management agreements, insurance contracts, collective bargaining agreements, summary plan descriptions with each summary of material modification and employee handbook(s), (ii) written descriptions of each oral Plan,
     (iii) annual reports for the last three (3) years, (iv) actuarial valuation reports and financial statements for the last three (3) years, and (v) each material communication received by Seller or any ERISA Affiliate from the IRS, the DOL or any other governmental authority including, without limitation, the most recent determination letter received from the IRS, have been delivered to Purchaser.

          (b) None of the ERISA Affiliates, the Corporation, any Subsidiary of the Corporation or any of their respective predecessors has ever contributed to or contribute to, participated or participate in or has ever been obligated to contribute to, (i) any "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA or Section 414(f) of the Code) or (ii) any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063 and 4064 of ERISA. Neither the Corporation nor any of its Subsidiaries is liable for or will be liable for any liability of any ERISA Affiliate (including predecessors) with regard to any "employee benefit plan" (within the meaning of Section 3(3) of ERISA) including, without limita-tion, withdrawal liability, liabilities to the PBGC (other than for required premium payments) or liabilities under Section 412 of the Code or
     Section 302(a)(2) of ERISA. The Corporation, each of its Subsidiaries, each ERISA Affiliate, each Plan and each "plan sponsor" (within the meaning of Section 3(16) of ERISA) of each "welfare benefit plan" (within the meaning of Section 3(1) of ERISA has complied in all respects with the requirements of Section 4980B of the Code and Title
     I, Subtitle B, Part 6 of ERISA.

          (c)  With respect to each of the Plans listed on Schedule 5.13:
     (i) each Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS to the effect that the Plan is qualified under Section 401 of the Code and any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code and nothing has occurred that caused or could cause the loss of such qualification or exemption or the imposition of any penalty or tax liability; (ii) all payments required by any Plan, any collective bargaining agreement or by law (including all contributions, insurance premiums or intercompany charges) with respect to all periods through the Closing Date shall have been made prior to the Closing (on a pro rata basis where such payments are otherwise discretionary at year end) or provided for by the Corporation and its Subsidiaries by full accruals as if all targets required by such Plan had been or will be met at maximum levels) on its financial statements; (iii) none are pension plans (within the meaning of Section 3(2) of ERISA) which are subject to Section 412 of the Code or Section 302 of ERISA; (iv) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or anticipated against the Plans, any trustee or fiduciaries thereof, Seller or any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust or the Plans; (v) each Plan complies and has been maintained and operated in accordance with its terms and the terms and the provisions of applicable law, including, without limitation, ERISA and the Code; (vi) no "prohibited transaction," within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is expected to occur with respect to any Plan which has subjected or could subject the Corporation, any of its Subsidiaries, any officer, director or employee thereof or any trustee, administrator or other fiduciary, to a tax or penalty on prohibited transactions imposed by either Section 502 of ERISA or Section 4975 of the Code, or any other liability with respect thereto; (vii) no Plan is under audit or investigation by the IRS or the DOL or any other governmental authority and no such completed audit, if any, has resulted in the imposition of any tax or penalty;
     (viii) each Plan intended to meet requirements for tax-favored treat-ment under Sections 79, 106, 117, 125, 129 or 132 of the Code satisfies the applicable requirements under the Code; (ix) with respect to each Plan that is funded mostly or partially through an insurance policy, none of the Corporation, any of its Subsidiaries or any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the Closing Date; and (x) no Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code.

          (d) The consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any current, former, or retired employee or their beneficiaries solely by reason of such transactions. No amounts payable under any Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. None of the Corporation, any Subsidiary of the Corporation or any ERISA Affiliate maintains, contributes to, or in any way provides for any benefits of any kind whatsoever (other than under Section 4980B of the Code, the Federal Social Security Act or a plan qualified under Section 401(a) of the
     Code) to any current or future retiree or terminee. Neither the Corporation nor any Subsidiary of the Corporation has any commitment, whether formal or informal, to create any additional plan or arrange-ment or modify any Plan.

     5.14 Environmental Compliance. To the Knowledge of Parent, except as set forth in Schedule 5.14:

          (a) All of the current and past operations of the Corporation and its Subsidiaries at or from any real property presently or formerly owned, used, leased, occupied or operated by the Corporation or any of its Subsidiaries (the "Real Property") comply and have complied with all applicable Environmental Laws. Neither the Corporation nor any of its Subsidiaries has received any notice, whether oral or written, from any Governmental Authority or third party of any actual or threatened Environmental Liabilities with respect to the Real Property or the conduct of its business. There are no conditions existing at any Real Property that require, or which with the giving of notice or the passage of time or both may require investigation, remedial or corrective action, removal or closure pursuant to the Environmental Laws or which would indicate the release, discharge, omission, dumping, disposal or presence of Hazardous Substances at, on or under the Real Property.

          (b) There are no underground storage tanks, asbestos or asbestos containing materials, polychlorinated biphenyls, urea formaldehyde, or other Hazardous Substances (other than small quantities of Hazardous Substances stored and maintained in accordance with all applicable Environmental Laws for use in the ordinary course of the business of the Seller) in, on, over, under or at any presently owned or operated Real Property.

          (c) Parent and the Corporation have provided to Purchaser all environmental reports, assessments, audits, studies, investigations, data and other written environmental information in their custody, possession or control concerning the Real Property.

     5.15 Finders. None of Parent, any of its Subsidiaries other than the Corporation and its Subsidiaries or any of their respective directors, officers, employees or agents, or, to the Knowledge of Parent, the Corporation, any of its Sub-sidiaries or any of their respective directors, officers, employees or agents, has taken any action that, directly or indirectly, would obligate Purchaser, the Corporation or any of the Corporation's Subsidiaries to anyone acting as broker, finder, financial advisor or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

     5.16 Disclosure. No representation or warranty by Parent in this Agreement contains or will contain any untrue statement of material fact or omit to state a material fact necessary to make the statements contained therein not misleading. All of Parent's representations and warranties shall be deemed made again as of the Closing Date and shall then be true.

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser hereby represents and warrants as follows:

     6.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing in its respective jurisdiction of incorporation with full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.

     6.2 Authority. Purchaser has all requisite power and authority to execute and deliver this Agreement and the Closing Documents to which it is a party and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agree-ment have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement does, and when executed by Purchaser, the other Closing Documents shall, constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

     6.3 No Breach. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated herein will: (a) violate any provision of the Certificate of Incorporation or By-laws of Purchaser; (b) conflict with, result in a breach of or constitute a default (or an event which, with or without notice, lapse of time or both, would constitute a default) under any agreement or other instrument to which Purchaser is a party or by which Purchaser or any of its assets is bound;
(c) result in the creation of, or give any party the right to create, any Encumbrance upon the properties or assets of Purchaser; (d) conflict with, violate, result in a breach of or constitute a default under any judgment, decree, order or process of any court or Governmental Authority; (e) conflict with or violate any Law applicable to the business of Purchaser; (f) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract or commitment to which Purchaser is a party or by which Purchaser (or any of its properties or assets) is subject or bound; or (i) require Purchaser to obtain any authorization, consent, approval or waiver from, or to make any filing with, any person or any public body or authority, other than such as have been obtained or made and other than filings under the HSR Act.

     6.4 Finders. None of Purchaser or any of its directors or officers has taken any action that, directly or indirectly, would obligate Parent to anyone acting as a broker, finder, financial advisor or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

ARTICLE 7 COVENANTS

     7.1 Notice of Breach of Representation. From and after the date hereof and from and after Closing, Purchaser shall give prompt written notice to Parent of any fact or assertion which it is aware involves a breach or inaccuracy of any representation, warranty or covenant of Parent contained in this Agreement, stating the nature and basis of such claim or assertion and the amounts thereof, to the extent known. No failure to give such notice shall in and of itself affect the indemnification obligations of Parent here-under except to the extent provided by the applicable law.

     7.2  Covenants of Parent.

          (a) Unless Purchaser otherwise agrees in writing, Parent shall, and shall use its best efforts to cause the Relevant Parent Subsidiary and the Corporation to, do the following at their sole expense until the Closing:

               (i) No amendment shall be made to the Certificate of Incorporation or By-Laws of the Corporation or any of its Subsidiaries.

               (ii) No share of capital stock of the Corporation or any of its Subsidiaries, Option or Unauthorized Option to acquire any such share or right to subscribe to or purchase any such share or security convertible into or exchangeable for any such share, shall be issued or sold by the Corporation or any of its Sub-sidiaries, other than as may be required upon the exercise of the Options and Unauthorized Options listed on Schedule 5.3(a)-2. The Anti-Dilution Agreement shall not be amended, rescinded, modified or waived in any respect.

               (iii) No dividend or liquidating or other distribution (in cash, stock or otherwise) or stock split shall be authorized, declared, paid or effected by the Corporation in respect of the outstanding shares of Corporation Common Stock or Corporation Preferred Stock. No direct or indirect redemption, purchase or other acquisition shall be made by the Corporation of shares of Corporation Common Stock or Corporation Preferred Stock, other than repurchases of stock from employees whose employment by the Corporation terminates on or after the date hereof but prior to the Closing in accordance with the terms of existing agreements providing for such repurchase. True, complete and correct copies of such agreements have been provided to Purchaser. Any consider-ation paid for such repurchases shall be deducted from the aggregate funds available for payment to minority shareholders under Section 7.6.

               (iv) The Corporation and its Subsidiaries shall (A) operate their business in the ordinary course of business as historically conducted, (B) maintain their assets in good operating condition,
          (C) pay those debts and accounts payable relating to their business that are incurred by them, in the ordinary course of business and on a timely basis, (D) not incur any obligations for borrowed money other than Bank Debt and Intercompany Indebtedness and (E) not permit Bank Debt or Intercompany Indebtedness to exceed the amounts referred to with respect thereto in Section 2.3.

               (v) The Corporation and its Subsidiaries shall afford Purchaser, its attorneys, accountants and representatives, free and full access to the business of the Corporation and its Sub-sidiaries, their assets, the books and records of the Corporation and its Subsidiaries relating thereto and employees of the Corporation and its Subsidiaries who are familiar with the business and assets of the Corporation and its Subsidiaries, at all reason-able times upon reasonable notice during normal business hours and in such a manner as not to disrupt business, and shall provide to Purchaser and its representatives such additional financial and operating data and other information as to their business and assets as Purchaser shall from time to time reasonably request. Purchaser shall take the foregoing actions in cooperation with Parent. Parent shall permit a representative of Purchaser to be on the premises of the Corporation and shall cause the Board of Directors of the Corporation to instruct the officers of the Corporation to consult with such representative on any business decisions not in the normal course of business except any business decision not in the normal course of business which would have an impact on the Corporation not in excess of Twenty-Five Thousand and 00/100 Dollars ($25,000.00). Parent shall not permit the Corporation to make any new capital expenditures of which Parent is aware without the prior consent of Purchaser, unless such expenditure does not exceed Twenty-Five Thousand and 00/100 Dollars ($25,000.00).

               (vi) Parent shall promptly advise Purchaser in writing of the commencement or threat against Parent or the Corporation of any suit, litigation or legal proceeding that relates to or might affect the business of the Corporation and its Subsidiaries or the transactions contemplated hereby, if and to the extent such matters are communicated to Parent.

               (vii) Parent and the Corporation shall cause all casualty and liability insurance coverage currently in effect with respect to the assets of the Corporation to remain in effect and apply all insurance proceeds in respect of casualty to the replacement or rebuilding of such assets.

               (viii) Parent shall not, and shall not give its permission to or authorize any officer, director, employee or representative to, and shall use its best efforts to cause the Corporation not to, and not to give its permission or authorize any officer, director, employee or representative to, solicit or enter into, negotiations with any party, other than Purchaser, for the purchase and sale of the Corporation, any Subsidiary of the Corporation or the business or assets of any of them. Parent shall not be responsible for the actions of any Person who acts in violation of this Section without Parent's authorization; provided that in connection with any such actions, (w) Parent shall promptly advise Purchaser if Parent becomes aware of them, (x) Parent shall not permit the provision of Confidential Information regarding the Corporation to any Person, (y) Parent shall not permit the access of any Persons to the Corporation, its business, employees or customers and (z) Parent shall not permit any other activity that may disrupt the business or operations of the Corporation or interfere with Parent's ability to consummate the transactions contemplated hereby at the Closing, to the extent Parent has the legal power to prevent such interference.

          (b) After the Closing Date, documents (including information embodied in computer-readable media) that are retained by Parent and that are related to the Corporation or the operation of the business of the Corporation and its Subsidiaries prior to the Closing Date shall be open for inspection by representatives of Purchaser or the Corporation at any time during regular business hours upon reasonable advance notice, and Purchaser or the Corporation may make such copies thereof as it may reasonably request. Without limiting the generality of the foregoing, Parent shall not destroy or give up possession of any item referred to above without first offering to Purchaser or the Corporation the opportunity, at expense of Purchaser or the Corporation (but without any other payment), to obtain the same.

     7.3 Obtaining Consents. Prior to the Closing, Parent shall permit Purchaser to contact any or all of the contracting parties under the Material Contracts for the purpose of determining and verifying the precise terms and nature of their contract rights and Parent shall, and shall cause the Corporation to, cooperate and lend assistance to Purchaser in connection therewith. Purchaser and Parent shall use all reasonable efforts to obtain all consents, approvals and waivers from, and give all notices to, and make all declarations, filings and registrations with, and governmental and regulatory agencies that are required to consummate the transactions contem-plated hereby and to permit the continued operation of the business of the Corporation and its Subsidiaries after the Closing. Purchaser and Parent shall coordinate and cooperate with one another and supply such assistance as may be reasonably requested by each in connection with the foregoing.

     7.4 Publicity. Prior to the Closing, neither party hereto shall issue or make, or cause to have issued or made, the publication or dissemination of any press release or other announcement to divulge the existence of this Agreement or with respect to the transactions contemplated hereby except after consulta-tion with and prior approval of the other party hereto, which approval shall not be unreasonably withheld; provided, however, that nothing herein shall prevent any party from making such public announcement as that party may consider necessary or appropriate in order to satisfy its legal, contractual or other obligations.

     7.5 Records. After the Closing, Parent shall take all actions requested by Purchaser to transfer records relating to the business of the Corporation and its Subsidiaries to the Corporation, which may include making duplicate copies of any records of the Corporation (whether arising before or after the Closing) retained by Parent in the form of papers or computer media. After the Closing, Purchaser shall, subject to the provisions of
Section 8.4, cause the Corporation to permit representatives of Parent to inspect the Corporation's pre-Closing records during regular business hours upon reasonable advance notice and in such a manner as not to disrupt business, for purposes of Parent's compliance with its accounting, tax, legal and insurance obligations. The Corporation's pre-Closing records shall be preserved by Purchaser for at least seven (7) years after the date of Closing and shall thereafter not be destroyed except after written notice to Parent which provides Parent a reasonable opportunity to obtain possession of such records.

     7.6 HSR Act Filing. Each of Parent and Purchaser shall as promptly as practicable (but in no event later than ten (10) days following the date hereof) file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby, and thereafter each of Parent and Purchaser shall as promptly as practicable file any supplemental informa-tion requested in connection therewith pursuant to the HSR Act. Any such notification and report form shall be in substantial compliance with the requirements of the HSR Act. Each of Parent and Purchaser shall use its respective best efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated hereby (but shall not be required to divest themselves of any assets in connection therewith).

     7.7 Minority Offer. Within ninety (90) days of the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, offer in writing to purchase all Corporation Common Stock, Options and Unauthorized Options not then owned by it. The aggregate purchase consideration for such offer shall be Two Million Three Hundred Ninety-Two Thousand Three Hundred Thirty-Five and 97/100 Dollars ($2,392,335.97) for all shares of Corpora-tion Common Stock, Options and all Unauthorized Options, which based upon the number of shares of Corporation Common Stock, Options and Unauthorized Options set forth on the Schedules hereto, represents Six and 01/100 Dollars ($6.01) per share of Corporation Common Stock. Such purchase price may be reduced proportionately in the event Purchaser learns of additional Options, Unauthorized Options or outstanding shares of Stock. Such offer shall allow all Options and Unauthorized Options to be accelerated and exercised solely for the purpose of accepting such offer. Such offer shall remain open for at least ten (10) days, and shall for holders of shares representing less than two percent (2%) of the Corporation Common Stock (or Options or Unauthorized Options to acquire such a number of shares) on a Fully Diluted Basis require only those representations and warranties customary in a tender offer, provided such representations and warranties shall not be materially more restrictive than those set forth herein. If any holders do not accept such offer, Purchaser shall have no obligation to pay any particular price for shares of Stock and may deal with such holders in any manner it deems appropriate. Nothing herein shall affect or limit Purchaser's right in any respect, if its offer is not accepted, to enforce existing agreements with holders, elect not to accelerate any Options, challenge the validity of any Unauthorized Options or to enter into any alternative arrangements with any employee, as the Purchaser determines.

     7.8 Employee Matters. After the Closing, Purchaser and the Corporation shall not assume or be responsible in any way for the obligations, liabilities or responsibilities (whether arising before or after the Closing) of any employee benefit plan of Parent, any ERISA Affiliate or any fiduciary under, arising from, or with respect to any employee benefit plan, agreement, policy, trust fund or arrangement maintained, sponsored or contributed to by Parent or any of its Subsidiaries.

     7.9 Documentation of Intercompany Indebtedness. Prior to the Closing, Parent shall cause the Corporation to document all Intercompany Indebtedness that is not at present documented with a promissory note to be documented with a promissory note, duly authorized, executed and delivered by the Corporation, in form reasonably satisfactory to Purchaser.

     7.10 Further Assurances. After the Closing, Purchaser and Parent shall and shall cause their respective Affiliates to, at the request of the other without further cost or expense to the other, execute and deliver such other instruments of conveyance and transfer and assumption and take such other action as may be reasonably request so as to consummate the transactions contemplated by this Agreement or to correct errors and defects.

ARTICLE 8 RESTRICTIVE COVENANTS

     8.1  Non-Competition.

          A. Neither Parent nor any of its Affiliates shall, for a period of five (5) years from the Closing Date, take away the currently existing business of the Corporation by developing, manufacturing, distributing, marketing or selling DC to DC converters which can directly serve as a "Second Source" for "Existing Products." For purposes of this Agreement, the term "Second Source" means the use of Parent products which do not require the redesign of the printed circuit board by the customer. For purposes of this Agreement, the term "Existing Products" means products described in the Corporation's catalog in effect as of the date of Closing.

          B. Parent and its Affiliates shall not be constrained in any way from manufacturing, distributing, marketing or selling DC to DC converters listed in Parent's catalog in effect as of the date of Closing or other DC to DC con-verters which are not a direct "Second Source" for "Existing Products," as defined above.

     8.2 Non-Solicitation of Employees. None of Parent or any of its Affiliates shall directly or indirectly, for itself or on behalf of any other Person, hire any salaried employee of the Corporation or any of its Sub-sidiaries, or induce nor attempt to induce any such salaried employee to leave his or her employment with the Corporation or any of its Subsidiaries at any time within five (5) years from the date hereof, except as the parties may otherwise agree.

     8.3  Non-Solicitation or Interference with Customers and Suppliers.
None of Parent or any of its Affiliates shall, directly or indirectly, for itself or on behalf of any other Person, for a period of five (5) years after the date hereof, knowingly interfere with the business or patronage of the Corporation or any of its Subsidiaries with any of their customers or suppliers or other Persons with whom they deal, or disparage the Corporation, any of its Subsidiaries or any of their products or services, or, to the extent in contravention of the restrictions contained in Section 8.1, solicit, contact or enter into any business transaction with any customers, suppliers or other Persons of the Corporation or any of its Subsidiaries.
If Purchaser believes action of or on behalf of Parent in violation of the foregoing has taken place, Purchaser shall notify Parent in writing specifying the basis of such violation, and Parent agrees to immediately take curative action.

     8.4 Confidential Information. None of Parent or any of its Affiliates shall at any time disclose to any Person other than the Corporation or any of its Subsidiaries any Confidential Information. After the Closing, neither Parent nor any of its Affiliates shall actively and knowingly disseminate Financial Information of the Corporation to any known competitors of the Corporation.

     8.5 Acknowledgments. Parent acknowledges that, in view of the nature of the Corporation and its Subsidiaries and the business objectives of Purchaser in acquiring it, and the consideration paid to Parent therefor, the restrictions contained in this Article 8 are reasonably necessary to protect the legitimate business interests of Purchaser and the Corporation and that Purchaser and the Corporation may be entitled to equitable relief as a result of a violation.

ARTICLE 9 TERMINATION

     9.1  Termination.  This Agreement may be terminated at or before the
Closing:

          (a)  by mutual agreement of Purchaser and Parent; or

          (b) at the option of Purchaser or Parent, if the Closing shall not have occurred on or before the close of business on March 29, 1996.

     9.2  Procedure.  A party terminating this Agreement pursuant to this
Article 9 shall do so by written notice to the other.

     9.3 Effect of Termination. If this Agreement is rightfully terminated as provided for this Article 9, then, except for Section 11.1, this Agreement shall forthwith become wholly void and of no further force or effect, without liability on the part of either party to this Agreement.

ARTICLE 10     INDEMNIFICATION

     10.1 Survival of Representations and Warranties. All representations and warranties contained in Articles 5 and 6 shall survive the Closing and shall remain in full force and effect for eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 5.12 and 5.13 shall remain in full force and effect until six (6) months after the expiration of the applicable statute of limitations (after giving effect to all extensions).

     10.2 Indemnification by Parent.

          (a) From and after the Closing, Parent shall indemnify and save Purchaser and its Affiliates (including, after the Closing, the Corporation and its Subsidiaries) and their respective directors, officers, employees, agents and representatives (each, a "Purchaser Claimant") harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever (including any necessary investigations of any claims and reasonable attorneys' fees) (collectively, "Losses") asserted against, imposed upon or incurred by the Purchaser Claimants resulting from or arising out of:

               (i) First Dollar Unlimited. Any inaccuracy or breach of any representation or warranty of Parent contained in the following Sections of this Agreement, or any claim by a third party which, if true, would constitute a breach of such representation or warranty, without dollar limitation whatsoever:

                    5.2(a), 5.2(b), 5.2(c), 5.3(a), 5.3(b), 5.4, 5.12(a),
                    5.15 and, to the extent it relates to any of the Sections in this clause, 5.16.

              (ii) First Dollar Limited. Any inaccuracy or breach of a representation or warranty of Parent contained in the following Sections of this Agreement, or any claim by a third party which, if true, would constitute a breach of such representation or warranty, subject to an overall maximum dollar cost to Parent under this Agreement of One Million Dollars ($1,000,000.00)
          (the "Parent Maximum"):

                    5.1, 5.5, 5.6, 5.7, 5.8, 5.9(a), 5.9(b), 5.10, 5.11,
                    5.12(b), 5.12(c)(i) and (ii), 5.13, 5.14 and, to the
                    extent it relates to any of the Sections in this clause, 5.16.

          (b) From and after the Closing, and without being limited by the substance or duration of any representations or warranties contained herein, Parent shall indemnify and save Purchaser Claimants harmless from and defend each of them from and against any and all Losses asserted against, imposed upon or incurred by the Purchaser Claimants resulting from or arising out of (i) any Income Taxes imposed upon the Corporation or any of its Subsidiaries for any periods through the Closing Date or for any Income Tax imposed upon a Purchaser Claimant arising from or relating to the Corporation or any of its Subsidiaries having been a member of a group with Parent filing consolidated Income Tax returns (including, without limitation, any Income Taxes arising from the elections under Section 338 of the Code provided for in Section
     2.5 or Income Taxes otherwise arising from the transactions contemplated by this Agreement); (ii) state and local sales, use or transaction privilege taxes assessed by virtue of sales of products by Parent to customers, including, without limitation, products manufactured by the Corporation which were sold by Parent; (iii) any matters relating to compliance with ERISA by Parent, any of its Subsidiaries (other than the Corporation), any ERISA Affiliate (other than the Corporation) or any of their Plans prior to or after the Closing Date; (iv) any claim by a third party which, if true, would constitute one of the circumstances described above; and (v) any breach of any covenant or obligation of Parent contained in Article 7 hereof. The foregoing shall be without dollar limitation whatsoever.

          (c) In addition, in the event of a determination by the IRS that any of the requirements for the elections under Section 338(a) or 338(h)(10) of the Code, which are provided for in Section 2.5 hereof, is not satisfied, Parent shall promptly pay to Purchaser the amount of the Income Tax savings or refunds realized by Parent by virtue of such determination as and when such Income Tax savings are realized or refunds are received. Parent shall notify Purchaser promptly if the IRS seeks to challenge such elections and shall provide Purchaser with such information as Purchaser may reasonably request from time to time to determine the extent of such Income Tax savings, but such information shall not include Tax Returns or Income Tax Returns.

     10.3 Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and save the Parent and its Affiliates (excluding the Corporation and its Subsidiaries), directors, officers, employees, agents and representatives (each, a "Parent Claimant") harmless from and defend each of them from and against any and all Losses asserted against, imposed upon or incurred by the Parent Claimants resulting from or arising out of (i) any inaccuracy or breach of any representation or warranty of Purchaser contained herein or (ii) any breach of any covenant or obligation of Purchaser contained in Article 7 hereof.

     10.4 Terms and Conditions of Indemnification. The respective obliga-tions and liabilities of Purchaser and Parent to indemnify pursuant to this
Article 10 shall be subject to the following terms and conditions:

          (a) In respect of any claim or assertion of liability by a third party other than with respect to Income Taxes:

               (i) The party seeking indemnification (the "Claimant") shall give prompt written notice to the other party (the "Indemnitor") of any state of facts which Claimant determines will give rise to a claim by the Claimant against the Indemnitor based on the indemnity agreements contained in this Article 10, stating the nature and basis of said claims and the amounts thereof, to the extent known. No failure to give such notice shall affect the indemnification obligations of Indemnitor hereunder except to the extent Indemnitor can demonstrate such failure materially prejudiced such Indemnitor's ability to successfully defend the matter giving rise to the indemnification claim.

               (ii) In the event any action, suit or proceeding is brought against Claimant, with respect to which the Indemnitor may have liability under this Article 10, then if Indemnitor notifies Claimant in writing, within thirty (30) days of Claimant's notice of such action, suit or proceeding, that Indemnitor agrees that it is undertaking and will prosecute the defense of the claim under this Article 10, such action, suit or proceeding may be defended by the Indemnitor. Claimant shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at Claimant's own expense unless (A) the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized by the Indemnitor in connection with the defense of such action, suit or proceeding, or (B) Claimant shall have reasonably concluded and specifically notified the Indemnitor that there may be specific defenses available to it which are different from or additional to those available to the Indemnitor, or that such action, suit or proceeding involves or could have an effect upon matters beyond the scope of the indemnity agreements contained in this Article 10.

               (iii) In addition, in any event specified in clause (B) of the second sentence of subsection (ii) above, the Indemnitor, to the extent made necessary by such different or additional defenses, shall not have the right to direct the defense of such action, suit or proceeding on behalf of Claimant. If Indemnitor and Claimant cannot agree on a mechanism to separate the defense of matters extending beyond the scope of indemnification, such matters shall be defended on the basis of joint consultation.

               (iv) Claimant shall be kept fully informed by the Indemnitor of such action, suit or proceeding at all stages thereof, whether or not it is represented by counsel. The Indemnitor shall, at the Indemnitor's expense, make available to Claimant and its attorneys and accountants all books and records of the Indemnitor relating to such proceedings or litigation, and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

          (b) The Indemnitor shall make no settlement of any claims which Indemnitor has undertaken to defend, without Claimant's consent, unless
     (i) the Indemnitor fully indemnifies the Indemnitee for all losses,
     (ii) there is no finding or admission of violation of law by, or effect on any other claims that may be made against Claimant, (iii) the relief granted in connection therewith requires no action on the part of and has no effect on Claimant, and (iv) the settlement provides for a full, unconditional release of Claimant.

          (c) If the Indemnitor fails to pay, compromise or settle any claim within sixty (60) days of the date notice thereof is given pursuant to
     Section 10.4(a)(i) or, in the case of an action, suit or proceeding contemplated by Section 10.4(a)(ii), to commence to defend such action, suit or proceeding within thirty(30) days of notice and thereafter to prosecute such contest diligently, Claimant may pay the claim and the Indemnitor shall promptly, upon written demand of Claimant, reimburse Claimant for the full amount of such payment, plus interest from the date of such payment by Claimant to the date of reimbursement at the prime rate announced by Chemical Bank in New York City from time to time during such period plus one percent (1%).

ARTICLE 11     MISCELLANEOUS

     11.1 Expenses. Each of Purchaser and Parent shall pay and bear its own fees and expenses incident to the negotiation, preparation and execution of this Agreement, including, without limitation, fees and expenses of its respective counsel, accountants, investment banking firm and other experts. Notwithstanding the foregoing, at the Closing Parent shall reimburse Purchaser for one-half of all applicable filing fees under the HSR Act.

     11.2 Entire Agreement; Modification. This Agreement and the Schedules and Exhibits hereto set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all existing agreements among them concerning such subject matter; any others are specifically waived. This Agreement may be amended only by a written instrument executed by Purchaser and Parent.

     11.3 Notices. All notices and other communications hereunder shall be validly given or made if in writing, when delivered personally (by courier service or otherwise), when sent by telecopy, or when actually received when mailed by first-class certified or registered United States mail, postage-prepaid and return receipt requested, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case when directed to the party to receive such notice or other communication as set forth below, or at such other address or telecopy number as any party hereto may from time to time advise the other parties pursuant to this Section:

               (i)  If to Purchaser:

                    International Power Systems, Inc.
                    3400 East Brittania, Suite 122
                    Tucson, Arizona 85706
                    Telecopier:  (602) 741-4598
                    Attention:  President

                    with a copy to:

                    Proskauer Rose Goetz & Mendelsohn LLP
                    1585 Broadway
                    New York, New York  10036
                    Telecopier:  (212) 969-2900
                    Attention:  Steven L. Kirshenbaum, Esq.

               (ii) If to Parent:

                    Burr-Brown Corporation
                    6730 South Tucson Boulevard
                    Tucson, Arizona  85734
                    Telecopier:  (520) 746-7279
                    Attention:  Chief Financial Officer

                    with a copy to:

                    Molloy, Jones & Donahue, P.C.
                    33 North Stone Avenue, Suite 2100
                    Tucson, Arizona  85702
                    Telecopier:  (520) 624-2816
                    Attention:  Benjamin W. Bauer, Esq.

     11.4 Waiver. Any waiver by any party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     11.5 Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of Purchaser, Parent and their respective successors. This Agreement may not be assigned by any party hereto, except that Purchaser may assign this Agreement to an Affiliate of Purchaser.

     11.6 No Third-Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement except for the Indemnified Parties pursuant to
Article 10.

     11.7 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

     11.8 Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

     11.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.10 Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Arizona (i.e., without regard to its conflicts of law rules), and the forum for any dispute hereunder shall be the state or federal courts located in Pima County, Arizona.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Parent:                       BURR-BROWN CORPORATION



                              By   __/s/ John L. Carter_______________
                                  John L. Carter, Executive Vice President
                                    and Chief Financial Officer

Purchaser:                    INTERNATIONAL POWER SYSTEMS, INC.



                              By   __/s/ A. Gordon Goodyear_________
                                   A. Gordon Goodyear, Vice President

Exhibits
1A        Bank Debt
1B        Escrow Agreement

Schedules
5.1       Subsidiaries of Corporation
5.2       Exceptions to Nonviolation of Bylaws and Agreements
5.3(a)-1  Ownership of Stock
5.3(a)-2  Options and Unauthorized Options
5.3(a)-3  Agreements Regarding Capital Stock of Corporation
5.3(b)    List of Instruments Evidencing Intercompany Indebtedness
5.4       Financial Statements
5.5       Related Party Transactions
5.6       Non-Ordinary Course Transactions Since 12/31/95
5.7       Encumbrances Upon Assets of Corporation; Leases
5.8       Patents, Trademarks and Intellectual Property
5.9       Long Term Contracts, Material Contracts and Defaults Thereunder
5.10      Pending Litigation
5.11      Legal Compliance Exceptions
5.12      Pending Tax Examinations; Tax Liens
5.12(c)   Known Termination Payment Obligations
5.13      Employee Benefit Plans
5.14      Exceptions to Environmental Compliance